UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Zoo Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

98978F108
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐        Rule 13d-1(b)
         ☒       Rule 13d-1(c)
         ☐        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978F108	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Venture Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 333,102 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 333,102 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,102 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 98978F108	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 333,102 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 333,102 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,102 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)                                                 Name of Issuer:

                                                                 Zoo Entertainment, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

                                                                 3805 Edwards Road, Suite 400, Cincinnati, Ohio 45209

Items 2(a)                                               Name of Person Filing:

This statement is filed by: (i) S.A.C. Venture Investments, LLC (“SAC Venture Investments”) with respect to shares of common stock, $0.001 par value per share (“Shares”) of the Issuer beneficially owned by it, and (ii) Steven A. Cohen with respect to Shares beneficially owned by SAC Venture Investments.

Item 2(b)                                                Address of Principal Business Office:

The address of the principal business office of SAC Venture Investments and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902.

Item 2(c)                                                 Citizenship:

                                                                 SAC Venture Investments is a Delaware limited liability company.  Mr. Cohen is a United States citizen.

Item 2(d)                                                 Title of Class of Securities:

                                                                 Common Stock, $0.001 par value per share

Item 2(e)                                                 CUSIP Number:

                                                                 98978F108

Item 3                                                     Not Applicable

Item 4                                                     Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of November 12, 2010 as reported on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended September 30, 2010.

As of the close of business on December 31, 2010:

1. S.A.C. Venture Investments, LLC
(a) Amount beneficially owned:  333,102 (a)
(b) Percent of class: 5.3% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote:  333,102 (a)

(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition:  333,102 (a)

2. Steven A. Cohen
(a) Amount beneficially owned: 333,102 (a)
(b) Percent of class: 5.3% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 333,102 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 333,102 (a)

Mr. Cohen owns directly no Shares.  Mr. Cohen controls SAC Venture Investments.  As of December 31, 2010, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, SAC Venture Investments and Mr. Cohen may be deemed to own beneficially 333,102 (a) Shares (constituting approximately 5.3% (a) of the Shares outstanding).  Each of SAC Venture Investments and Mr. Cohen disclaims beneficial ownership of any of the securities covered by this statement.

(a) The number of Shares reported herein includes 2,987 Shares issuable upon exercise of warrants held by SAC Venture Investments.

Item 5                                                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7                                                     Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8                                                     Identification and Classification of Members
of the Group:

Not Applicable

Item 9                                                    Notice of Dissolution of Group:

Not Applicable

Item 10                                                 Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

S.A.C. VENTURE INVESTMENTS, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person